Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Third Quarter and Nine Months ended

September 30, 2014

•	Successful closing of Navios Midstream IPO

•	Sold four VLCCs to Navios Midstream for $379.4 million

•	Repaid $132.3 million of bank debt

•	Acquired one VLCC

•	Delivery of two MR2 product tankers

•	29.9% increase in Q3 Revenue to $69.3 million

•	35.8% increase in Q3 Adjusted EBITDA to $39.7 million

•	Quarterly dividend of $0.05 per share

MONACO November 20, 2014 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, reported its financial results today for the third quarter and nine months ended September 30, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with our results - we grew adjusted EBITDA by 35.8% and declared a quarterly dividend of $0.05 per share. We have consistently paid a dividend, and today stockholders are receiving a yield of almost 7.3% on NNA common stock.”

Angeliki Frangou continued, “We were pleased to launch Navios Maritime Midstream Partners L.P. as a new high growth platform in the wet sector for dividend seeking investors. Navios Acquisition transferred four VLCCs to Navios Midstream for a consideration totaling $379.4 million and is using the proceeds to reduce debt and replenish its fleet. Navios Midstream is a new public entity that will be a natural home for certain of our assets that are developed to the point of providing attractive long-term returns, providing Navios Acquisition with flexibility and liquidity.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Navios Maritime Midstream Partners L.P.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) completed its initial public offering of 8,100,000 common units (or 9,315,000 common units if the underwriters exercise their over-allotment option in full). In conjunction with the completion of the offering, Navios Acquisition contributed and/or sold to Navios Midstream, for total consideration of $379.4 million, all of the outstanding shares of capital stock of four of its VLCC- owning subsidiaries in exchange for: (i) $214.9 million of cash consideration; (ii) 9,342,692 subordinated units and 1,242,692 common units; and (iii) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, including all of its incentive distribution rights. The estimated value of all the units was based on the initial public offering price of $15.00. In total, Navios Acquisition owns an economic interest of 57.5% in Navios Midstream.

In connection with the offering, Navios Acquisition (a) used $132.3 million of cash to repay bank debt and (b) replaced the four VLCCs with two other VLCCs (pending delivery of the Nave Synergy, expected in December 2014, cash is being used as collateral) and six product tankers as collateral under its Senior Secured Notes.

Dividend of $0.05 per share of common stock

On October 31, 2014, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2014 of $0.05 per share of common stock payable on January 6, 2015 to stockholders of record as of December 17, 2014.

Fleet Update

In November 2014, Navios Acquisition agreed to acquire the Nave Synergy, a 2010-built 299,973 dwt VLCC, from an unaffiliated third party, for a purchase price of $75.5 million. The vessel is expected to be delivered in December 2014.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2 product tanker, from an unaffiliated third party, for a purchase price of approximately $31.5 million.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a purchase price of $35.5 million.

Navios Acquisition currently owns 41 vessels, eight VLCCs, 29 product tankers and four chemical tankers of which, 36 vessels are currently on-the-water with the remaining five vessels, still to be delivered.

Time Charter Coverage

As of November 20, 2014, Navios Acquisition had contracted 99.4% and 56.9% of its available days on a charter-out basis for 2014 and 2015, respectively, equivalent to $236.2 million and $123.5 million of expected revenue, respectively. The average contractual daily charter-out rate for the fleet is $18,549 and $16,435 for 2014 and 2015, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three months and nine months ended September 30, 2014 and 2013. The quarterly information for 2014 and 2013 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2014 (unaudited)	Three Month Period ended September 30, 2013 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2013 (unaudited)
Revenue	$69,309	$53,372	$192,520	$144,601
Adjusted EBITDA(1)	$39,663	$29,207	$110,513	$86,513
Net Income/ (Loss)	$1,659	$(4,114)	$(13,963)	$(4,915)
Adjusted Net Income/ (Loss)(1)	$3,133	$(1,685)	$4,193	$(867)
Net Earnings/(Loss) per share (basic and diluted)	$0.01	$(0.03)	$(0.10)	$(0.05)
Adjusted Net Income/ (Loss) per share (basic and diluted)(1)	$0.02	$(0.01)	$0.02	$(0.01)

(1)	Adjusted EBITDA, Adjusted Net Income/ (Loss) and Adjusted Net Income/(Loss) per share (basic and diluted) for the three month period ended September 30, 2014 in this document exclude stock-based compensation of $1.5 million.

Adjusted EBITDA, Adjusted Net Income/ (Loss) and Adjusted Net Income/ (Loss) per share (basic and diluted) for the nine month period ended September 30, 2014 in this document exclude, stock-based compensation of $4.4 million, impairment loss and loss on sale of vessel of $12.6 million and $1.2 million in connection with the change in fair value of other assets.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) per share (basic and diluted) for the three and the nine month period ended September 30, 2013, exclude $2.4 million and $4.0 million of accelerated amortization of the intangible assets associated with charter-out contracts of two MR2 product tanker vessels, following charterer’s default.

Adjusted EBITDA, Adjusted Net Income/ (Loss) and Adjusted Net Income/ (Loss) per share (basic and diluted) are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of Adjusted EBITDA).

Three month periods ended September 30, 2014 and 2013

Revenue for the three month period ended September 30, 2014 increased by $15.9 million or 29.9% to $69.3 million, as compared to $53.4 million for the same period in 2013. The increase was mainly attributable to the deliveries of eight MR2 product tankers, two chemical tankers and six VLCCs during the period from July 1, 2013 until September 30, 2014. As a result of these vessel deliveries, available days of the fleet increased to 3,476 days for the three month period ended September 30, 2014, as compared to 2,646 days for the three month period ended September 30, 2013 and TCE increased to $19,327 for the three month period ended September 30, 2014, from $18,835 for the three month period ended September 30, 2013.

Excluding the effect of $1.5 million for non-cash stock-based compensation expense, Adjusted EBITDA for the three month period ended September 30, 2014 increased by $10.5 million to $39.7 million from $29.2 million in the three month period ended September 30, 2013. The increase in Adjusted EBITDA was due to a: (a) $15.9 million increase in revenue; and (b) $1.4 million decrease in time charter expenses partially mitigated by a: (i) $5.7 million increase in management fees due to the increased number of vessels to Navios Acquisition’s fleet; (ii) $1.0 million increase in general and administrative expenses; and (iii) $0.1 million decrease in other income, net.

Net income for the three month period ended September 30, 2014, amounting to $1.7 million, was adversely affected by a $1.5 million non-cash stock- based compensation expense. Net loss for the three month period ended September 30, 2013, amounting to $4.1 million was adversely affected by $2.4 million of accelerated amortization of the intangible assets associated with charter-out contracts of two MR2 tanker vessels. Excluding these items, Adjusted Net income for the three month period ended September 30, 2014, amounted to $3.1 million compared to a $1.7 million Adjusted Net loss, for the three month period ended September 30, 2013. The increase in Adjusted Net income by $4.8 million was due to:

(a) an increase of $10.5 million in Adjusted EBITDA; (b) a $0.4 million decrease in direct vessel expenses; and (c) a $0.2 million increase in interest income partially mitigated by: (i) a $2.5 million increase in depreciation and amortization due to the acquisitions of the vessels described above; and (ii) a $3.8 million increase in interest expense and finance cost net.

Nine month periods ended September 30, 2014 and 2013

Revenue for the nine month period ended September 30, 2014 increased by $47.9 million or 33.1% to $192.5 million, as compared to $144.6 million for the same period in 2013. The increase was mainly attributable to the deliveries of 14 MR2 product tankers, two chemical tankers and six VLCCs during the period from January 1, 2013 until September 30, 2014. As a result of these vessel acquisitions, available days of the fleet increased to 9,875 days for the nine month period ended September 30, 2014, as compared to 6,573 days for the nine month period ended September 30, 2013. TCE decreased to $19,060 for the nine month period ended September 30, 2014, from $21,256 for the nine month period ended September 30, 2013 due to the fact that the fleet on-the-water in the first nine month period of 2014 included more smaller tankers (mainly MR2s), which are fixed at lower rates, compared to the fleet in the first nine month period of 2013.

Excluding the impact of $4.4 million for non-cash stock-based compensation expense, a $12.6 million non-cash impairment loss and loss on sale of vessel recognized for one of our VLCCs sold in May 2014 and a $1.2 million non-cash fair value loss related to other assets, Adjusted EBITDA for the nine month period ended September 30, 2014 increased by $24.0 million to $110.5 million from $86.5 million in the nine month period ended September 30, 2013. The increase in Adjusted EBITDA was due to a: (a) $47.9 million increase in revenue; (b) $0.6 million decrease in time charter expenses; and (c) $0.6 million increase in other income/

(expense), net, partially mitigated by a: (i) $21.9 million increase in management fees due to the increased number of vessels to Navios Acquisition’s fleet; and (ii) $3.2 million increase in general and administrative expenses.

Net loss for the nine month period ended September 30, 2014, amounted to $14.0 million and was adversely affected by a $12.6 million non-cash impairment loss and loss on sale of vessel recognized for one of our VLCCs sold in May 2014, a $1.2 million non-cash fair value loss related to other assets and a $4.4 million non-cash stock-based compensation expense. Net loss for the nine month period ended September 30, 2013, amounting to $4.9 million was adversely affected by $4.0 million of accelerated amortization of the intangible assets associated with charter-out contracts of two MR2 tanker vessels. Excluding the items described above, Adjusted Net income for the nine month period ended September 30, 2014, amounted to $4.2 million, compared to $0.9 million Adjusted Net loss for the nine month period ended September 30, 2013. The increase in Adjusted Net income by $5.1 million was due to: (i) an increase of $24.0 million in Adjusted EBITDA; (ii) a $0.7 million decrease in direct vessel expenses; and (iii) a $0.2 million increase in interest income mitigated by an: (a) $8.2 million increase in depreciation and amortization due to the acquisitions of the vessels described above; and (b) $11.6 million increase in interest expense and finance cost net.

Fleet Employment Profile

The following table reflects certain key indicators of the performance of Navios Acquisition and its core fleet for the three and nine months ended September 30, 2014 and 2013.

	Three month period ended September 30,		Nine month period ended September 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,476	2,646	9,875	6,573
Operating days(2)	3,471	2,618	9,851	6,542
Fleet utilization(3)	99.9%	98.9%	99.8%	99.5%
Vessels operating at period end	39	33	39	33
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$19,327	$18,835	$19,060	$21,256

(1)	Available days for the fleet represent the total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent Rate: Time Charter Equivalent Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The Time Charter Equivalent Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Thursday, November 20, 2014 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the third quarter and nine months ended September 30, 2014.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 2330 4570

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 2330 4570

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	September 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$65,227	$82,835
Restricted cash	7,038	24,962
Accounts receivable, net	15,143	8,441
Prepaid expenses and other current assets	8,823	4,563

Total current assets	96,231	120,801

Vessels, net	1,603,937	1,353,131
Deposits for vessels acquisitions	57,510	100,112
Deferred finance costs, net	25,228	23,246
Goodwill	1,579	1,579
Intangible assets-other than goodwill	36,276	40,171
Other long-term assets	632	5,533
Deferred dry dock and special survey costs, net	2,685	4,678
Investment in affiliates	4,873	4,750
Loan receivable from affiliate	6,366	2,660

Total non-current assets	1,739,086	1,535,860

Total assets	$1,835,317	$1,656,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,437	$1,577
Dividend payable	7,994	7,220
Accrued expenses	24,662	11,985
Due to related parties, short term	5,921	2,848
Deferred revenue	6,479	7,056
Current portion of long-term debt	46,534	34,714

Total current liabilities	94,027	65,400

Long-term debt, net of current portion and premium	1,237,417	1,119,734
Due to related parties, long term	17,746	5,144
Unfavorable lease terms	3,048	3,561

Total non-current liabilities	1,258,211	1,128,439

Total liabilities	$1,352,238	$1,193,839

Commitments and contingencies	—	—
Series D Convertible Preferred stock 1,200 shares issued and outstanding with $12,000 redemption amount as of each of September 30, 2014 and December 31, 2013	12,000	12,000

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of September 30, 2014 and December 31, 2013	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 151,664,942 and 136,714,942 issued and outstanding as of each of September 30, 2014 and December 31, 2013, respectively	15	13
Additional paid-in capital	564,421	530,203
Accumulated deficit	(93,357)	(79,394)

Total stockholders’ equity	471,079	450,822

Total liabilities and stockholders’ equity	$1,835,317	$1,656,661

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended September 30, 2014 (unaudited)	For the Three Months Ended September 30, 2013 (unaudited)	For the Nine Months Ended September 30, 2014 (unaudited)	For the Nine Months Ended September 30, 2013 (unaudited)
Revenue	$69,309	$53,372	$192,520	$144,601
Time charter and voyage expenses	(2,127)	(3,534)	(4,305)	(4,891)
Direct vessel expenses	(369)	(786)	(1,582)	(2,310)
Management fees	(25,136)	(19,408)	(71,223)	(49,332)
General and administrative expenses	(3,923)	(1,438)	(11,235)	(3,645)
Depreciation and amortization	(17,821)	(17,759)	(51,418)	(47,212)
Impairment loss and loss on sale of vessel	—	—	(12,594)	—
Interest income	208	17	487	272
Interest expenses and finance cost, net	(18,548)	(14,793)	(53,807)	(42,178)
Change in fair value of other assets	—	—	(1,188)	—

Other income/ (expense), net	66	215	382	(220)

Net income/(loss)	$1,659	$(4,114)	$(13,963)	$(4,915)

Dividend declared on preferred shares Series B	(27)	(27)	(81)	(81)
Dividend declared on Series D preferred shares	(181)	(15)	(461)	(15)
Dividend declared on restricted shares	(105)	—	(315)	—
Undistributed (income)/loss attributable to Series C participating preferred shares	(66)	267	760	301

Net income/(loss) attributable to common shareholders	1,280	(3,889)	(14,060)	(4,710)

Net income/(loss) loss per share, basic	$0.01	$(0.03)	$(0.10)	$(0.05)

Weighted average number of shares, basic	149,564,942	112,593,485	146,772,085	85,774,797

Net income/(loss) per share, diluted	$0.01	$(0.03)	$(0.10)	$(0.05)

Weighted average number of shares, diluted	150,764,942	112,593,485	146,772,085	85,774,797

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Nine Months Ended September 30, 2014 (unaudited)	For the Nine Months Ended September 30, 2013 (unaudited)
Operating Activities
Net loss	$(13,963)	$(4,915)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	51,418	47,212
Amortization and write-off of deferred finance fees and bond premium	2,325	2,120
Amortization of deferred dry dock and special survey costs	1,582	2,310
Stock based compensation	4,374	—
Impairment loss and loss on sale of vessel	12,594	—
Change in fair value of other assets	1,188	—
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets	(5,242)	66
Increase in accounts receivable	(6,702)	(6,334)
Decrease/(increase) in restricted cash	177	(1,228)
Decrease/(increase) other long term assets	3,105	(3,453)
Increase/(decrease) in accounts payable	860	(93)
Increase in accrued expenses	12,677	10,169
Payments for dry dock and special survey costs	(609)	(241)
Increase/(decrease) in due to related parties, short term and long term	12,562	(60,198)
Decrease in deferred revenue	(577)	(184)
Decrease in other long term liabilities	—	(204)

Net cash provided by/(used in) operating activities	$75,768	$(14,973)

Investing Activities
Acquisition of vessels	(258,393)	(275,705)
Deposits for vessel acquisitions	(23,358)	(9,950)
Decrease in restricted cash	—	10,076
Net proceeds from sale of vessel	18,315	—
Loan to affiliate	(3,211)	—

Net cash used in investing activities	$(266,647)	$(275,579)

Financing Activities
Loan proceeds, net of deferred finance costs	139,132	155,963
Loan repayment to related party	—	(35,000)
Loan repayments	(73,825)	(49,836)
Dividend paid	(23,668)	(12,493)
Payment to related party	—	(22,800)
Decrease in restricted cash	17,747	5,958
Net proceeds from equity offering	54,287	307,522
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and premium	59,598	—

Net cash provided by financing activities	$173,271	$349,314

Net (decrease)/increase in cash and cash equivalents	(17,608)	58,762
Cash and cash equivalents, beginning of year	82,835	42,846

Cash and cash equivalents, end of period	$65,227	$101,608

EXHIBIT II

Reconciliation of Adjusted EBITDA to Net Cash provided by/ (used in) Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended September 30, 2014 (unaudited)	Three Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2014 (unaudited)	Nine Month Period Ended September 30, 2013 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$37,739	$3,576	$75,768	$(14,973)
Net increase in operating assets	6,198	8,210	9,271	11,190
Net (increase)/decrease in operating liabilities	(21,785)	3,468	(25,521)	50,510
Net interest cost	18,340	14,776	53,320	41,906
Deferred finance costs	(829)	(823)	(2,325)	(2,120)

Adjusted EBITDA(1)	$39,663	$29,207	$110,513	$86,513

(1)	Three Month Period Ended September 30, 2014 (unaudited)	Three Month Period Ended September 30, 2013 (unaudited)	Nine Month Period Ended September 30, 2014 (unaudited)	Nine Month Period Ended September 30, 2013 (unaudited)
Net cash provided by/(used in) operating activities	$37,739	$3,576	$75,768	$(14,973)
Net cash used in investing activities	$(57,534)	$(174,680)	$(266,647)	$(275,579)
Net cash provided by financing activities	$23,734	$164,912	$173,271	$349,314

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA for the nine month period ended September 30, 2014 in this document represents, net loss plus interest expense and finance cost plus depreciation and amortization and finance income, before stock-based compensation of $4.4 million, impairment loss and loss on sale of vessel of $12.6 million and $1.2 million in connection with the change in fair value of other assets. For the nine months ended September 30, 2013, there were no corresponding losses or expenses.

Adjusted EBITDA for the three month period ended September 30, 2014 in this document represents, net income plus interest expense and finance cost plus depreciation and amortization and finance income, before stock-based compensation of $1.5 million. For the three months ended September 30, 2013, there were no corresponding losses or expenses.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281
Nave Universe	Chemical Tanker	2013	45,513
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Luminosity	MR2 Product Tanker	2014	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Orbit	MR2 Product Tanker	2009	50,470
Nave Equator	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Lucida	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Buena Suerte	VLCC	2011	297,491
Nave Quasar	VLCC	2010	297,376
Nave Galactic	VLCC	2009	297,168
Nave Celeste	VLCC	2003	298,717
Nave Neutrino	VLCC	2003	298,287
Nave Electron	VLCC	2002	305,178
C. Dream	VLCC	2000	298,570

Owned Vessels to be Delivered
Nave Synergy	VLCC	Q4 2014	299,973
Nave Velocity	MR2 Product Tanker	Q1 2015	50,000
Nave Sextans	MR2 Product Tanker	Q1 2015	51,200
TBN	MR2 Product Tanker	Q3 2015	51,200
TBN	MR2 Product Tanker	Q4 2015	51,200